UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Closing of the Convertible Note Financing

As previously disclosed in the Form 425 filed on July 31, 2024, on July 24, 2024, MKDWELL Tech Inc. and its subsidiary MKDWELL (Jiaxing) Electronic Technology Ltd. (the “Borrower”), a PRC-incorporated company, entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with an investor (the “Investor”), pursuant to which the Investor agreed to purchase from the Borrower a convertible promissory note in the aggregate principal amount of RMB35,000,000 (approximately $4.8 million) (the “Convertible Note”) (the “Convertible Note Financing”). The Convertible Note Financing closed on August 12, 2024 and the Borrower received gross proceeds of RMB35,000,000 (approximately $4.8 million).

The foregoing summary of the Securities Purchase Agreement and of the Convertible Note is qualified in its entirety by reference to the full text of the Securities Purchase Agreement and of the Convertible Note, which are filed as Exhibits 99.1 and 99.2 hereto, and which are incorporated herein by reference.

Issuance of Ordinary Shares and Warrants Following the Business Combination

In connection with the closing of the business combination with Cetus Capital Acquisition Corp. (“Cetus Capital”) on July 31, 2024, MKDWELL Tech Inc. (the “Company”) issued 13,855,239 ordinary shares to the shareholders of MKDWELL Limited as consideration shares for the acquisition of MKDWELL Limited, 30,083 ordinary shares to the non-redeeming stockholders of Cetus Capital in exchange for shares of common stock of Cetus Capital held, 958,333 ordinary shares to the holders of rights of Cetus Capital (with each six rights converting into one ordinary share of the Company), 1,772,187 ordinary shares to Cetus Sponsor LLC in exchange for shares of common stock and rights of Cetus Capital held, a total of 172,500 ordinary shares to EF Hutton LLC, the underwriter for the initial public offering of Cetus Capital, and 6,036,875 warrants in exchange for each of the warrants of Cetus Capital, with each warrant exercisable to purchase one ordinary share of the Company at $11.50, expiring at 5:00 p.m., New York City time on July 31, 2029, being five years from the closing of the business combination.

As a result of the foregoing, as of August 9, 2024, the Company had a total of 16,788,342 ordinary shares and 6,036,875 warrants outstanding.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Securities Purchase Agreement dated as of July 24, 2024 by and among MKDWELL (Jiaxing) Electronic Technology Ltd., MKDWELL Tech Inc. and the investor identified on the signature page thereto (incorporated by reference to Exhibit 10.1 to the Form 425 filed with the SEC on July 31, 2024).
99.2	Convertible Promissory Note dated as of August 12, 2024, issued by MKDWELL (Jiaxing) Electronic Technology Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date: August 15, 2024